UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 2, 2024

(Date of earliest event reported)

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 West Erie Street

Suite 100

Chicago, Illinois 60654

(Full mailing address of principal executive offices)

312-750-0900

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Income & Growth Bonds

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On October 2, 2024 Matthew Leiter, our former Chief Financial Officer and our principal accounting and principal financial officer was appointed our Chief Commercial Officer.  Concurrently with Mr. Leiter’s appointment as our Chief Commercial Officer, we promoted Marc Henny, who has been our Executive Vice President of Accounting and Finance for the past two years, to be our Chief Financial Officer and he will serve as our principal accounting and principal financial officer.

ITEM 9. OTHER EVENTS

On October 2, 2024, the Company appointed Marc Henny as the Company’s Chief Financial Officer.

Set forth below is biographical information for Marc Henny:

Name	Age	Position with our Company and Trilogy	Director/Officer Since
Marc Henny	47	Chief Financial Officer	2024

                Marc Henny, age 47, is Chief Financial Officer of Trilogy and our company, where he oversees the accounting and finance function of the management company and the underlying investments and funds. Prior to joining Trilogy, Mr. Henny was a Managing Director at Oak Street Real Estate Capital, where he oversaw the accounting function of the private funds. Prior to Oak Street, he was the Senior Vice President and Director of Heitman’s North American Financial Operations & Analysis Department where he was responsible for the oversight of the financial operations function for all real estate and debt investments in North America. Mr. Henny began his career at Equity Residential in accounting, due diligence, and acquisitions. Mr. Henny received a Bachelor of Science degree in Accounting and Finance from the University of Dayton. He received his MBA from DePaul University with a concentration in Finance.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf.

Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company

By:	/s/ Marc Henny
Name:	Marc Henny
Its:	Chief Financial Officer
(principal financial officer and principal accounting officer)

Date: October 7, 2024

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